ALISON RYAN

AVP & Managing Assistant General Counsel II

Phone: 949-219-3268

May 23, 2024

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Pacific Life Insurance Company
Response to SEC comments for Initial Registration Statement on Form N-6
File No. 333-275837

Dear Ms. Choo

On behalf of Pacific Life Insurance Company (“Pacific Life” or the “Company”), we have set forth below responses to the Staff comments received on March 27 and March 28, 2024, in connection with the above-referenced initial registration statement on Form N-6, file no. 333-275837 (the “Registration Statement”), filed by the Company on December 1, 2023, under the Securities Act of 1933, as amended.

We have restated each of the Staff's comments below, and followed each comment with the Company's response. This letter and a redlined prospectus reflecting the changes have been filed via a Correspondence filing on Edgar. Additionally, we will provide the Staff with a courtesy copy of such filing.

All agreed-upon changes mentioned herein will appear in a pre-effective amendment to the Registration Statement, which will be filed prior to the eventual effective date. The Company is currently targeting an effective date of June 17, 2024. Accordingly, we kindly request any additional Staff comments by June 7, 2024.

GENERAL

PROSPECTUS

Cover Page

1.	Per comment #4 in the March 1 letter, please also add a reference to “fixed” and add reference to who offers the Fixed and Indexed accounts. Delete the first instance of “issued by”.

Response: Revisions have been made to address the Staff’s comment.

2.	At the bottom of the cover page, given the importance of this language, please consider placing “Withdrawals not allowed” as a separate paragraph.

Response: Revisions have been made to address the Staff’s comment.

Special Terms

3.	In the definitions of the 1-Year Indexed Account and 1-Year High Par Volatility Control

Indexed Account, please add a reference to the guaranteed adjustment factor.

Response: Revisions have been made to address the Staff’s comment.

4.	Please revise the second sentence of the definition of “Index”:

a.	Please revise the second sentence of the definition to note the impact of indexes not reflecting reinvestment of dividends, i.e. it reduces returns.

Response: Revisions have been made to address the Staff’s comment.

b.	Also, please revise to address the impact of fees and costs on the BlackRock iBLD Endura index. For example, the Company could state that references to each index excludes dividend, which reduces index returns. The index component of the BlackRock iBLD Endura index are ETFs which deduct fees and costs when calculating ETF Performance which also reduce the index return.

Response: Revisions have been made to address the Staff’s comment.

5.	Please revise the definition of Indexed Account. Please revise the second sentence to state that interest credited at Segment Maturity based in part, on any positive change, in the index for a Segment Term, adjusted by an application of the Participation Rate, Growth Cap, if applicable, Segment Guaranteed Minimum Interest Rate, and the Segment Adjustment Factor. In each place where these factors are listed, please consistently list the factors in the order they are applied to arrive at interest credited.

Response: Revisions have been made to address the Staff’s comment. We believe it would be repetitive to also add the factors.

6.	Please reconcile the last sentence of the Indexed Account definition with disclosure later in the prospectus, that the 2nd index account is the 1-Year High Par Volatility Control Indexed Account, please conform all references in the Prospectus to the correct name. Whichever term is correct, use it consistently.

Response: Revisions have been made to address the Staff’s comment.

7.	The discussion of the Segment Guaranteed Interest and the calculation of the Segment Indexed Interest Rate in the definitions section and in the discussion later in the prospectus are very difficult to follow. While the definition of Segment Guaranteed Interest states that the Company credits interest DAILY during the Segment Term, the definition of Minimum Segment Guaranteed Interest Rate states that it is the minimum annual rate that is added AT SEGMENT MATURITY. Furthermore, the formula for Segment Indexed Interest Rate does not account for any Segment Guaranteed Interest applied during the Segment Term. It also subtracts the Minimum Segment Guaranteed Interest Rate from the return based on the Index Growth Rate adjusted by the Participation Rate and the Growth Cap. Finally, no mention is made of the Segment Adjustment Factor in calculating the Segment Indexed Interest Rate, even though the prospectus states that the Segment Adjustment Factor can "increase, decrease, or have no effect on the amount of interest credited at the end of a Segment Term." Please revise the definitions and the disclosure around Segment Indexed

Interest (here and under Indexed Fixed Options) so that investors have a clear understanding of how this amount is calculated, including how each adjustment factor affects the calculation. In this regard, consider whether defined terms can be consolidated or revised to better distinguish terms that are very similar (e.g., Minimum Segment Guaranteed Interest Rate and Segment Guaranteed Interest).

Response: Revisions have been made to address the Staff’s comment.

8.	A Segment can also be created from amounts allocated from a prior Segment of an Indexed Account as long as the maturing Segment has a value greater than zero. Please revise this and similar statements throughout the prospectus. Please confirm whether it has to be from the same strategy, or can it be from a different strategy?

Response: Revisions have been made to the term Segment Start Dates to address the Staff’s comments.

The Segment Maturity Value is not required to be reallocated to the same Indexed Account that is maturing. The Policy Owner's Segment Maturity reallocation instructions, which can be changed at any time, dictate where Segment Maturity Value will be reallocated.

9.	Please revise to briefly explain how the “Segment Adjustment Factor” is used. Please disclose that the factor is subject to change from Segment Term to Segment Term.

Response: Revisions have been made to address the Staff’s comment.

10.	Please supplementally explain how the term Segment Guaranteed Interest functions differently from Minimum Segment Guaranteed Interest Rate.

Response: The Minimum Segment Guaranteed Interest Rate is the minimum annual rate that is issued in the calculation of the Segment Guaranteed Interest.

11.	The definition of “Segment Indexed Interest” suggests that this is the final interest amount that may be credited at Segment Maturity. However, the discussion of Indexed Fixed Options on page 69 states that the Segment Indexed Interest is multiplied by the Segment Adjustment Factor to arrive at the "Total Interest Credited." For ease of investor understanding:

a.	Please delete the defined term “Total Interest Credited.”

Response: Revisions have been made to address the Staff’s comment.

b.	Please revise the definition of Segment Indexed Interest to state that it is the interest, if any, that will be credited to a Segment of an Indexed Account at Segment Maturity by multiplying the Segment Indexed Interest Rate by the average of all Segment monthly balances over the entire Segment Term; and add the Segment Adjustment Factor to the calculation of Segment Indexed Interest Rate.

Response: Revisions have been made to the definition of Segment Indexed Interest. The Segment Adjustment Factor cannot be added to the calculation of the Segment Indexed

Interest Rate. The rate should not be impacted by the Segment Adjustment Factor, which follows the Policy's defined term.

12.	Please revise “Segment Indexed Interest Rate” to explain that the Segment Indexed Interest Rate is applied at Segment Maturity based, in part, on the indexed growth rate adjusted for the various adjustment factors. Please disclose each factor and the order of their application to arrive at this rate. In this connection, please add the Segment Adjustment Factor as the factor used in arriving at this rate or supplementally explain why it would not appropriate to do so.

Response: Per comment #11 in the March 1 letter, revisions have been made to address the Staff’s comment. The definition of Segment Indexed Interest has been revised to address concerns.

13.	Please add reference to the Segment Adjustment Factor in the discussion of the 1-Year Indexed Account and 1-Year High Par Volatility Control Indexed Account.

Response: Revisions have been made to address the Staff’s comment.

14.	Please revise the definition of “Segment Value” to make clear that the Segment Indexed Interest is applied only on the Segment Maturity date, and that Segment Value would equal a + b – c on all other days. This may be broken out into two separate formulas.

Response: Revisions have been made to address the Staff’s comment.

Important Information You Should Consider About the Contract

Risks

15.	Please add “and any prior earnings” to the end of the Risk of Loss sentence and later in the “Risk of Loss” subsection of Principal Risks of Investing in the Policy.

Response: Revisions have been made to address the Staff’s comment.

Restrictions

16.	Please address the following comments to ─Investments:

a.	Add “, and Indexed Fixed Options,” in the third to last sentence of paragraph 1.

Response: Revisions have been made to address the Staff’s comment.

b.	Please briefly disclose the transfer restrictions applicable to the Fixed Option.

Response: Revisions have been made to address the Staff’s comment.

c.	Please add a reference to Variable Investment Options (or Fund Options) at the end of the last sentence of this section.

Response: Revisions have been made to address the Staff’s comment.

d.	Since there are no rider-based investment restrictions, please remove cross reference to “Appendix: Funds Available Under the Policy” in the Optional Benefits row.

Response: Revisions have been made to address the Staff’s comment.

Fee Tables

17.	Please make underwriting methods statement more prominent.

Response: Revisions have been made to address the Staff’s comment.

18.	Related to Footnote 4 and the current Coverage charge:

a.	Please add a statement before the sentence that starts “For the current Coverage charge…”, to the effect - "If there is a reduction in the Face Amount of a Basic Life Coverage Layer, including decreases for any withdrawals, the Coverage charge for the effected Basic Life Coverage Layer will not change.”

Response: Revisions have been made to address the Staff’s comment.

b.	Please provide more information about the current Coverage charge under the Coverage charge discussion later in the prospectus.

Response: Revisions have been made to address the Staff’s comment.

Principal Risks of Investing in the Policy

19.	In the fifth sentence under ─Unsuitable as Short-Term Savings Vehicle, please add “and tax penalties” to the end of the sentence.

Response: Revisions have been made to address the Staff’s comment.

20.	Under ─Risks Associated with Indexed Fixed Options, please supplementally confirm that the Minimum Segment Guaranteed Interest Rate is not factored in the Company’s option strategy.

Response: The Minimum Segment Guaranteed Interest Rate is 0 and is not factored in the Company’s option strategy. If at any point the Minimum Segment Guaranteed Interest Rate were to be greater than 0, the Company would modify the prospectus accordingly to address the Segment Guaranteed Interest Rate.

21.	Under ─Risks Associated with Fixed Options, please add a reference to the Fixed LT Account in the paragraph.

Response: Revisions have been made to address the Staff’s comment.

Death Benefits

22.	Under ─Basic Face Amount, please add parenthesis around the new disclosure and move it to immediately follow the second sentence of the first paragraph of the subsection. In addition, after “associated Coverage charge” please add “or Surrender Charge”.

Response: Revisions have been made to address the Staff’s comment.

Optional Riders and Benefits

23.	In the description of the Premier Chronic Illness Rider, please add a statement to the effect that this rider is not available if the investor’s Policy was issued with the Premier Living Benefits Rider 2.

Response: Revisions have been made to address the Staff’s comment.

Your Investment Options

Variable Options

24.	In the first paragraph of the section please consider the following:

a.	Please consider making the disclosure that starts with “We may add or remove…” more prominent.

Response: Revisions have been made to address the Staff’s comment.

b.	Please disclose which Variable Investment Option will always be available.

Response: Respectfully, it is impractical for us to commit to a specific Variable Investment Option always being available. For example, Pacific Life could commit to a specific Fund, which could then be merged into another Fund.

c.	Just before the sentence “Investors should discuss with their financial professional…”, please add a sentence to the effect: “If, in the future, an investor is not satisfied with the Variable Investment Options, they may choose to surrender their Policy, but they may be subject to Surrender Charges, taxes, and tax penalties. If they purchase another investment vehicle, it may have different feature, fees, and risks than the Policy.”

Response: Revisions have been made to address the Staff’s comment.

d.	Here and elsewhere, please provide a specific landing page website.

Response: Respectfully, we are unable to implement this comment at this time. Currently, this product will be sold through an exclusive distributor. We also note that this product will not rely on Rule 498A of the Investment Company Act of 1940 (Summary Prospectus

Rule) with regard to issuing an Initial Summary Prospectus and Updating Summary Prospectus. We note that there is no requirement to post the underlying funds’ prospectus and related documents on the Pacific Life website. We have added that a Policy Owner may contact their financial professional or call 800-347-7787.

Indexed Fixed Options

25.	Please add a sentence disclosing the related Index for each Indexed Account in the paragraph before the box summary.

Response: Revisions have been made to address the Staff’s comment.

26.	To the extent not disclosed, in an appropriate location in the prospectus, add a description of each Index, how it is constituted and the intended material risk.

Response: Revisions have been made to address the Staff’s comment.

27.	Please revise the summary comparing the Indexed Fixed Options as follows:

a.	Please delete the “Maximum Indexed Fixed Option Charge” line item, it does not appear anywhere else in the prospectus.

Response: Revisions have been made to address the Staff’s comment.

b.	If the Segment Adjustment Factor is applied before determining whether the minimum guaranteed interest will be applied, please move the Minimum Segment Guaranteed Interest Rate line item to the last position in the table.

Response: The Segment Adjustment Factor is applied after determining whether the minimum guaranteed interest will be applied, therefore we respectfully decline to revise the disclosure.

28.	In the Indexed Fixed Options and elsewhere, please disclose which Indexed Account will always be available.

Response: The Company will always offer one Indexed Fixed Option in accordance with the contractual requirement. Respectfully, it is impractical for us to commit to a specific Indexed Fixed Option always being available because of conditions that could force us to change the Index.

29.	Please amend “We will notify you…” to read “We will amend the prospectus and notify you…” anywhere it appears on the page.

Response: Revisions have been made to address the Staff’s comment.

30.	In the final, prominent sentence of the paragraph following the summary box, please consider whether the Company should include this cautionary disclosure in an prominent manner at the start of the discussion of the Investment Options section and prevent repeating throughout the product prospectus in each subsections., “If in the future, an investor is not satisfied with the Indexed Fixed Options, they may choose to surrender their policy, but they may be subject to Surrender Charges, taxes, and tax penalties. If they purchase another retirement vehicle, it may have different feature, fees and risks than the policy."

Response: Respectfully, we appreciate the Staff’s comment. However, we believe this additional disclosure is not necessary as the prospectus currently advises on surrendering a Policy in the Withdrawals, Surrenders and Loans section.

31.	Please reconcile the reallocation disclosure in the second paragraph after the summary of the Indexed Fixed Options with disclosure later in the prospectus that Segment Maturity reallocation can be made directly to another Indexed Account as long as the maturing Segment has a value greater than zero.

Response: Respectfully, the disclosure in the Indexed Fixed Options section is accurate. The related disclosure later in the prospectus is also accurate.

32.	Since the Minimum Segment Guaranteed Interest Rate is a factor in the calculation of the interest credited at Segment Maturity, reinsert disclosure on the Minimum Segment Guaranteed Interest Rate. Make clear in the disclosure how this factor affects the interest credited at Segment Maturity. Please provide examples to illustrate. For example, if we assume that the Minimum Segment Guaranteed Interest Rate is 1% and Index Performance adjusted for the Participation Rate, Cap, and Segment Adjustment Factor is 2%, would the Minimum Segment Guaranteed Interest Rate not apply? What if this adjusted number is .5%,? Would the application of the Minimum Segment Guaranteed Interest Rate result in the addition of .5% in interest so that a total credit of 1% is applied at the end of the Term? (Also please move under the paragraph immediately below it.)

Response: We have reinserted disclosure to address the first portion of the Staff’s comments. Respectfully, at this time the Company has no intentions of offering a different rate. Accordingly, we believe it could be misleading to provide examples illustrating any other rate than currently disclosed. Should the Company determine to change the rate in the future, the prospectus will be supplemented accordingly, and relevant examples will be provided.

33.	a. Per previous comment #47 in the March 1 letter, please add disclosure on how the Company will notify investors that a segment is about to mature.

Response: We revised the existing disclosure to clarify that the maturity date, as well as Segment Start Dates, current Segment activity, and additional information for all open and recently matured Segments, is among the information provided on the quarterly and annual statements.

b.	Please revise to state that information on the Participation Rate, Growth Cap, Segment Adjustment Factor, and Minimum Guaranteed Interest Rate that will apply to a new Segment will be available and when such information will be available.

Response: Respectfully, the disclosure is accurate as it currently reads. To obtain information about a new Segment, Policy Owners can contact the Company or their financial professional for new Segment information. In addition, once a new Segment is established, a Policy owner can reference the most recent quarterly or annual statement to review the information about the new Segment.

34.	In the fourth sentence under “Growth Cap”, please revise the disclosure to read “The growth cap for a new Segment Term will be available to investors prior to that Segment Term.”

Response: Revisions have been made to address the Staff’s comments.

35.	Please consider deleting the disclosure at the end of the Participation Rate paragraph. This disclosure appears earlier in the subsection.

Response: Revisions have been made to address the Staff’s comments.

36.	The disclosure that reads “The Segment Adjustment Factor is multiplied by the interest credited (the Segment Indexed Interest at the end of a Segment Term” is confusing because "interest credited" would logically be read to mean that the amount has been applied to the Indexed Account. As noted earlier, revise the disclosure to (1) eliminate the term "Total Interest Credited" and (2) so that the Segment Adjustment Factor is applied, along with the other factors, to arrive at the interest to be credited at Segment Maturity. What if, after the application of Segment Adjustment Factor, the interest to be credited is less than the Minimum Segment Guaranteed Interest Rate? Please revise so that the total interest credited reflects the final amount credited at the end of a Segment Term.

Response: Revisions have been made to address the Staff’s comments.

37.	Please reconcile the third bullet under Segment Adjustment Factor with disclosure later that states that the Segment Adjustment Factor is guaranteed never to be lower than 1.

Response: Revisions have been made to address the Staff’s comments.

38.	In each instance where the factors used in indexed returns are discussed, please disclose all the factors used.

Response: We have revised disclosure to include the applicable factors.

39.	Revise that statement that begins, “However, allocations to the 1-Year-Indexed Account…” so that the statement applies to both Indexes. Note the impact of the indices not reflecting reinvestment of dividends, i.e., they reduce returns. Also address the impact of fees and costs on the BlackRock iBLD® Endura Index. For example, state that: Reference to each Index excludes dividends, which will reduce Index returns. The index components of the BlackRock iBLD® Endura Index are ETFs which deduct fees and costs when calculating ETF performance, which also will reduce Index return.

Response: Revisions have been made to address the Staff’s comments.

40.	Please reconcile disclosure in the last major paragraph before the examples and elsewhere that Segment Guaranteed Interest is credited daily to each Indexed Account.

Response: Revisions have been made to address the Staff’s comment.

41.	Segment Balance appears to be a defined term. Please determine how Segment Balance is defined. Segment Balance is used variably as defined (capitalized) and not defined.

Response: Revisions have been made to address the Staff’s comments. Segment balance is not a defined term.

42.	In the paragraph that begins “We credit interest on…,” please specify what amount “any interest due” refers to and the time period for which interest is due.

Response: Revisions have been made to address the Staff’s comment.

Examples

43.	Per comment 41B in the March 1 comment letter – please change bullet point to “Fixed Account or”…

Response: We have revised the bullet to be accurate and addressed the Staff’s comment.

44.	Please move the third bullet under “Assumptions” to the introduction to the examples. Please list the assumed rate for each of the adjustment factors including the minimum guaranteed interest rate. Please supplementally confirm that the assumed rates are representative of the rates the Company is expected to provide.

Response: We have removed the third bullet to the introduction to the examples. The assumed rates are representative of the rates the Company is expected to provide.

45.	Please double check the last bullet for a missing word.

Response: Revisions have been made to address the Staff’s comments.

46.	For both the Total Return and Annualized Return over 5 Year Period Examples, please add line items for each year.

Response: Respectfully, it is not possible to add line items reflecting the Total Return and Annualized Return for each year without adding more information about subsequent years. The returns are for 5-year periods using the results from the numbers reflected in the example.

47.	If relevant, please add a reference to the Minimum Segment Guaranteed Interest Rate to the hypothetical example explanation. We note that this example differs from the one above only with respect to the Growth Cap. Please supplementally explain that these factors are not expected to change term to term, to the extent relevant. If relevant please apply examples if these factors are intended to change.

Response: Revisions have been made to address the Staff’s comments. The hypothetical example is demonstrating how the Indexed Account performs over 5-years using guaranteed Indexed Account parameters. Those guaranteed Indexed Account parameters will not change once a Policy is issued.

48.	Please add a bullet point under “Assumptions” to include rates of the adjustment factors.

Response: Respectfully, we have clarified all the rates of the adjustment factors in the paragraph before “Assumptions.”

49.	The “Total Interest Credited over Term” is misleading because the amount would be adjusted again if the Segment Adjustment Factor is not equal to 1. Also, the Segment Indexed Interest figures are exactly the same as the figures for Total Interest Credited Over Term. Please revise so that the Segment interest amount is credited at maturity.

Response: Revisions have been made to address the Staff’s comment.

50.	For all examples in this section, please explain how the factors are applied to get the interest credited each year.

Response: Revisions have been made to address the Staff’s comment.

51.	Please clarify “Over the Segment Term” vs. “at term end”. They each have different meanings and are used inconsistently.

Response: Revisions have been made to address the Staff’s comment. “At term end” is not used in the prospectus.

52.	In the “Segment Indexed Interest” bullet, add “for the Segment Term” where based on the performance of the Index.

Response: Revisions have been made to address the Staff’s comment.

53.	In the “Segment Maturity” bullet, please provide disclosure on what will happen if instructions are not provided by the Policy holder.

Response: Respectfully, we believe the bolded sentence towards the end of the paragraph provides disclosure that Segment Maturity Value will be reallocated to a new Segment of the same Indexed Account if reallocation instructions are not provided.

54.	Above Important Considerations, in the bolded language, please add a reference to Minimum Guaranteed Interest Rate along with Participation Rate, Growth Cap, and Segment Adjustment Factor to indicate that those terms may also vary from Segment to Segment.

Response: Revisions have been made to address the Staff’s comment.

55.	Per previous comment 47, please add disclosure in the Segment Maturity section about how the Company will notify investors that a Segment will mature.

Response: We revised the existing disclosure to clarify that the maturity date is among the information provided on the quarterly and annual statements.

56.	Per comment 43 C of the prior comment letter, explain in the Segment Maturity section how amounts at the end of the term will be reallocated if we don't receive a request and the same Indexed Account is not available. Cross reference to disclosure in another part of the prospectus.

Response: Revisions have been made to address the Staff’s comment.

57.	If accurate, revise “new Segment” in the third bullet under “Important Considerations” to read “new Segment of the same Indexed Account.”

Response: Respectfully, the current disclosure is correct.

58.	Please add “Minimum” between 0% and “Segment” in the 6th bullet under “Important Considerations”.

Response: Revisions have been made to address the Staff’s comment.

59.	Please add examples of the 1-Year High Par Volatility Control Indexed Account or supplementally explain why they would not be necessary.

Response: Revisions have been made to address the Staff’s comment.

60.	There are references in the prospectus that state "Segment Adjustment Factor will never be less than 1.0." Please consider revising for clarity.

Response: Revisions have been made to address the Staff’s comment.

61.	Please revise the ninth bullet under Important Considerations to read “At Segment Maturity, we will automatically invest Segment Maturity Value into a new Segment of the same Indexed Account unless you tell us otherwise by the Cutoff Date.”

Response: Revisions have been made to address the Staff’s comment.

62.	In the tenth bullet under Important Considerations and elsewhere, please revise so that the statement applies to both Indexes. Note the impact of the indices not reflecting reinvestment of dividends, i.e., they reduce returns. Also address the impact of fees and costs on the BlackRock iBLD® Endura Index. For example, state that: Reference to each Index excludes dividends, which will reduce Index returns. The index components of the BlackRock iBLD® Endura Index are ETFs which deduct fees and costs when calculating ETF performance, which also will reduce Index return.

Response: Revisions have been made to address the Staff’s comment.

63.	In the prominent statement under the bullets, please remove references to current in this sentence. Please add reference to Minimum Segment Guaranteed Interest Rate, and per comment 43C please add disclosure that the rate for a new Segment may be worse than the rates for a prior Segment.

Response: Revisions have been made to address the Staff’s comment. We respectfully decline to include the Minimum Guaranteed Interest Rate because it is never going to change. It is included in contract specifications.

64.	In the paragraph before Segment Creation:

a.	Please revise both references to S&P to the applicable Index.

Response: Revisions have been made to address the Staff’s comment.

b.	Please revise “limited by a Growth Cap” to list all applicable adjustment factors.

Response: Revisions have been made to address the Staff’s comment by referencing the definition of Segment Indexed Interest.

65.	In item c. under Segment Creation, can amounts from Indexed Account be reallocated at Segment Maturity directly to any other Indexed Account? If so, please add “to any other Indexed Account” after “prior Segment." If not, please add "of the same Indexed Account.”

Response: Revisions have been made to address the Staff’s comment.

66.	In the third bullet under Segment Creation, please revise “or reallocated from prior Segments following Segment Maturity,” as the disclosure is confusing.

Response: Revisions have been made to address the Staff’s comment.

67.	Please consider consolidating the second set of bullets, they repeat much of the information in the first set of bullet points.

Response: Respectfully, we maintained the second set of bullets, as they capture different information.

68.	Wherever the factors affecting the interest credits at Segment Maturity are mentioned, for example, in the second paragraph under “Segment Value Changes,” please ensure that all of the factors are mentioned including the Minimum Segment Guaranteed Interest Rate.

Response: Where applicable, revisions have been made to address the Staff’s comment.

69.	In regards to the statement, “We will notify you in the Annual Report or other written notice if they change”, these adjustment factors may change from term to term. Please supplementally confirm that the information will be provided to investors as disclosed in this statement. If not, please revise the statement as necessary. We note that no annual report is delivered to shareholders.

Response: Revisions have been made to address the Staff’s comment.

70.	In reference to the Annual Report, the N-CEN is not delivered to shareholders. Please state that you will amend the prospectus if there is another method that investors will be notified of these changes, please disclose them here. Also, insert at the end of the sentence: “or limit transfers into the Indexed Account.”

Response: Revisions have been made to address the Staff’s comment.

71.	In the prominent statement before the Segment Indexed Interest example, please revise to include “Indexed Interest, if any, will be…” and if accurate, “…only at Segment Maturity and is….”

Response: Revisions have been made to address the Staff’s comment.

72.	In reference to the third bullet under the Segment Indexed Interest example, please supplementally confirm that the Company would not prorate the Segment monthly balance if a withdrawal or loan is taken on a day other than the monthly anniversary of the Segment start date.

Response: The Company will not prorate the Segment monthly balance if a withdrawal or loan is taken on any day other than the monthly anniversary of the Segment Start Date.

73.	In the “How surrenders affect Segment Indexed Interest” box, does “you will forfeit the Segment Indexed Interest” include the Segment Guaranteed Interest that is credited daily? Please revise to clarify.

Response: Revisions have been made to address the Staff’s comments.

74.	In the Segment Maturity paragraph, please disclose how value will be reallocated if no instructions are provided and the Indexed Account is not available.

Response: Revisions have been made to address the Staff’s comment.

75.	Per previous comment 47, please add disclosure about how the Company notifies investors that a Segment is about to mature.

Response: We revised the existing disclosure to clarify that the maturity date is among the information provided on the quarterly and annual statements.

76.	Please ensure that all four factors are mentioned, including the Minimum Segment Guaranteed Interest Rate.

Response: Respectfully, we believe the Minimum Segment Guaranteed Interest Rate should not be included in the list in the “Segment Maturity” paragraph.

77.	Please make clear that Segment Index Interest is the interest, if any, that will be credited to a segment of an Indexed Account at Segment Maturity by multiplying the Segment Indexed Interest Rate by the average of all Segment monthly balances over the entire Segment Term.

Response: Revisions have been made to address the Staff’s comment.

78.	In the Indexed Accounts with a Growth Cap section, please revise the disclosure here and in Indexed Accounts without a Growth Cap based on the prior comment on calculation of Segment Indexed Interest.

Response: Revisions have been made to address the Staff’s comments.

79.	In the same sections, with reference to (d) = Minimum Segment Guaranteed Interest Rate (0%), we reiterate comment 47C in the previous comment letter from March 1.

Response: We respectfully decline to add the disclosure, as the Segment Guaranteed Interest Rate is 0%. If the Company modifies the Segment Guaranteed Interest Rate to a number greater than 0%, the prospectus will be supplemented accordingly.

80.	Please provide examples to illustrate the concepts in the “If the Segment Guaranteed Interest Rate…” paragraph.

Response: Please see responses to Comment 32 and 79 above. If the Company changes the rate, the prospectus will be supplemented accordingly.

About Pacific Life

How Our Accounts Work

81.	In the first paragraph, please add “Fixed Options and…” before references to the “Indexed Fixed Options.”

Response: Revisions have been made to address the Staff’s comments.

Appendix: Funds Available Under the Policy

82.	There are no investment restrictions related to the optional riders. Please remove all disclosures relating to such restriction in this appendix.

Response: Revisions have been made to address the Staff’s comments.

* * * *

I believe the foregoing is responsive to the additional comments received. Please do not hesitate to reach me at (949) 219-3268 if there are any further issues. Thank you.

Sincerely,

/s/ Alison Ryan

Alison Ryan